Exhibit 12.1

Griffon Corporation
Computation of Ratios of Earnings to Fixed Charges
(unaudited)
(dollars in thousands)

											Six Months Ended March 31, 2011

			Year Ended September 30,
	2006		2007		2008		2009		2010

EARNINGS:
Income (loss) from continuing operations before income taxes and discontinued operations	$65,305		$37,249		$(182)		$19,605		$13,812		$(23,689	)(a)

Fixed charges exclusive of capitalized interest	26,359		29,751		29,390		22,597		24,103		31,303
Amortization of capitalized interest	723		737		786		758		303		152

Earnings	$92,387		$67,737		$29,994		$42,960		$38,218		$7,766

FIXED CHARGES:
Interest charged to expense	$14,332		$17,593		$16,909		$13,091		$12,322		$22,542
Portions of rents representing interest	10,423		10,523		10,789		7,800		6,601		$5,084
Amortization of capitalized expenses related to indebtedness	1,604		1,635		1,692		1,706		5,180		$3,677

Fixed charges exclusive of capitalized interest	26,359		29,751		29,390		22,597		24,103		31,303
Capitalized interest	—		454		511		331		1,679		250

Total fixed charges	$26,359		$30,205		$29,901		$22,928		$25,782		$31,553

Ratio of earnings to fixed charges	3.5	x	2.2	x	1.0	x	1.9	x	1.5	x	0.2	x

Amount by which earnings are inadequate to cover fixed charges	n/a		n/a		n/a		n/a		n/a		$(23,787)

(a) includes $15,152 of costs related to the sale of inventory that was recorded at fair value in connection with acquisition accounting for ATT and $26,164 related to the loss on debt extinguishment.